TOKYO
STAR
BANK

The Tokyo Star Bank, Limited
1-6-16 Akasaka, Minato-ku,
Tokyo 107-8480 Japan



Office of International Corporate Finan
Securities and Exchange Commission
450 fifth Street, N.W.
Washington, D.C. 20549


06018657

SUPPL

November 17, 2006.

Re: The Tokyo Star Bank, Limited (the "Bank") File No. 82-35006 -Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

Please find enclosed the Bank's information furnished pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, subsequent to the filing exemption established with the **SEC File No. 82-35006** as of August 18, 2006.
Summary of the enclosure is provided in the Exhibit-A hereto.

If you have any questions regarding the information and documents furnished, please contact the undersigned at 011-81-3-3224-7281 or Fax 011-81-3-3586-5137 The Tokyo Star Bank, Limited 6-16 Akasaka 1-chome, Minato-ku, Tokyo 107-8384 JAPAN.

Sincerely yours,

Christopher K. Taniguchi, CTP

// Enclosures

Exibit - A

No.	Release Date	Document Name	When and by Whom required to be made public, filed or distributed
1	10/13/2006	Joint announcement with GE Money of its acquisition of the mortgage assets from Tokyo Star Bank Group	Discretional disclosure under TSE guideline
2	11/17/2006	Consolidated Financial Results for the First Half of Fiscal 2006	Required by TSE to be made public immediately
3	11/17/2006	Non-Consolidated Financial Results for the First Half of Fiscal 2006	Required by TSE to be made public immediately
4	11/17/2006	Selected Financial Information for the First Half of Fiscal 2006 (Supplementary)	Required by TSE to be made public immediately

For Immediate Release

GE Money
The Tokyo Star Bank, Limited
(Code: 8384 TSE First Section)

Re: GE Money to acquire mortgage assets of the former GHL from The Tokyo Star Bank
- boost to mortgage business in Kansai area.

Tokyo (Friday, October 13, 2006) – Today, GE Money (GE Consumer Finance Co., Ltd. Akihiko Kumagai, President & CEO, located in Meguro-ku, Tokyo) and The Tokyo Star Bank, Limited (Todd Budge, President & CEO, located in Minato-ku Tokyo) announced today that they have reached an agreement under which GE Money will acquire approximately JPY 24 billion of certain mortgage assets of TSB Capital, Ltd. (TSBC) (Takashi Fukuda, President, located in Shinjuku-ku, Tokyo), a 100% subsidiary of The Tokyo Star Bank, Ltd.

GE Money, a fast-growing mortgage provider in Japan with global mortgage and home lending expertise in over 20 countries, will accelerate its scale and operations in Japan with this acquisition. TSBC's mortgage business, the former GHL, was established in 1979 as a mortgage loan provider under the former Daiwa Bank, Ltd., and has a proven track record, particularly in the Kansai area. TSBC's mortgage business has close relationships with leading home constructors and real estate brokers and has exceptional strength in the credit analysis of business owners. The company also has a strong track record in providing mortgage loans to such business owners. This agreement enables GE Money to expand its sales channels via large real estate brokers in the Kansai area and increase its range of clientele, including business owners.

Tokyo Star Bank had acquired the former GHL through its 100% owned non-bank subsidiary TSB Capital, Ltd., in 2004, as part of Tokyo Star Bank's strategy to penetrate the Osaka mortgage market, which included opening their Osaka Umeda Branch in April 2004. Tokyo Star Bank decided to divest itself of the former GHL portfolio in order to focus its resources on the sale of its popular Star One Mortgage products in the Kansai area.

GE Money started offering mortgage loans in Japan in April 2005. Its global expertise in consumer lending, sophisticated credit risk expertise and longstanding local expertise has established a proven track record in financial services, especially in supporting customers with unique circumstances, such as individual proprietors, new job-hoppers, contractors and part-timers and foreign nationals who normally would not qualify for ordinary mortgage loans.

GE Money will further focus on the mortgage loan business by building alliances with and/or acquiring assets from the leading financial institutions.

About GE Money (Corporate Name: GE Consumer Finance Co., Ltd.)

GE Consumer Finance Co., Ltd., a Japanese subsidiary of GE Money, the business unit of General Electric Company that specializes in personal financing in the U.S., provides such financial services as credit cards, personal loans, and home mortgage loans. "GE Money" has been adopted as a unified brand throughout the world since April 2005. It employs 2,900 people and the total earning asset is 950 billion yen as of the end of December 2005.

About General Electric Company (GE)

With the slogan of "Imagination at Work," GE is a diversified technology, media and financial services company focused on solving some of the world's toughest problems. With products and services ranging from aircraft engines, power generation, water processing and security technology to medical imaging, business and consumer financing, media content and advanced materials, GE serves customers in more than 100 countries and employs more than 300,000 people worldwide. GE has been engaged in business in Japan for more than 100 years, where it employs about 8,000 workers. For more information, visit the company's Web site at www.gejapan.com.

About The Tokyo Star Bank, Limited

Tokyo Star Bank, with its brand as the "friendly, relevant and comfortable", alternative to the traditional banking, is an innovative, growth-oriented bank on its mission of "Financial Freedom" that seeks to free our retail customers and small and medium-sized enterprises from their worries in their managing finances through close collaboration with our financial product specialists by providing them with ongoing consultation, continuing education and other after-sales support, and delivering tailored financial solutions through increasing reach of its branch network by opening financial lounges in optimal locations and in the select major cities throughout Japan. Tokyo Star Bank has the stated capital of JPY 21 billion, 33 branches and 1 sub-branch as of July 31, 2006. For more information, please visit our web site http://www.tokyostarbank.co.jp.

Note: This document represents an abridged translation of the Japanese original.

For Immediate Press Release:

November 17, 2006

Consolidated Financial Results for the First Half of Fiscal 2006

ended September 30, 2006

Company Name (Code Number): **The Tokyo Star Bank, Limited** (8384)
(URL http://www.tokyostarbank.co.jp/)
Stock Exchange Listings: First Section of Tokyo
Headquarters: Tokyo
Application of US GAAP: Not applied

1. Summary of Consolidated Financial Results for the First Half of Fiscal 2006

(1) Operating Results (in millions of yen except per share data and percentages)

	For the six months ended September 30,		For the year ended
	2006	2005	March 31, 2006
Ordinary income	**36,629**	32,066	68,323
Change from the previous period	**14.2 %**	3.6 %	
Ordinary profits	**12,818**	9,258	24,043
Change from the previous period	**38.5 %**	(31.8)%	
Net income	**8,162**	8,260	17,149
Change from the previous period	**(1.2)%**	(3.0)%	
Net income per common share	**11,661.33**	11,800.37	24,499.10
Diluted net income per common share	-	-	-

Average number of shares outstanding:

For the six months ended September 30, 2006:	(Common stock)	700,000	shares
For the six months ended September 30, 2005:	(Common stock)	700,000	shares
For the year ended March 31, 2006:	(Common stock)	700,000	shares

(2) Financial Conditions (in millions of yen except per share data and percentages)

	As of September 30,		As of March 31,
	2006	2005	2006
Total assets	1,575,203	1,440,366	1,505,492
Net assets	93,920	82,940	91,005
Ratio of net assets to total assets	6.0%	5.8%	6.0%
Net assets per common share	134,171.65	118,486.05	130,007.85
Capital adequacy ratio (based on the domestic standards)	9.23%	9.04%	8.95%

Number of shares outstanding as of:

September 30, 2006:	(Common stock	700,000	shares
September 30, 2005:	(Common stock	700,000	shares
March 31, 2006:	(Common stock	700,000	shares

(3) Cash Flows

(in millions of yen)

	For the six months ended September 30,		For the year ended March 31, 2006
	2006	2005	
Net cash provided by (used in) operating activities	**26,955**	(76,369)	(122,408)
Net cash provided by (used in) investing activities	**(24,503)**	38,783	93,848
Net cash provided by (used in) financing activities	**(3,443)**	(1,300)	(1,300)
Cash and cash equivalents at the end of period / year	**100,701**	92,667	101,692

(4) Scope of Consolidation and Application of the Equity Method

Consolidated subsidiaries: 3 Non-consolidated subsidiaries accounted for under the equity method: -
Affiliated companies accounted for by the equity method: -

(5) Change in the Scope of Consolidation and Application of the Equity Method

Consolidated subsidiaries:	Newly included:	-	Excluded:	1
Affiliated companies accounted for by the equity method:	Newly included:	-	Excluded:	-

2. Earning Projections for the Fiscal Year Ending March 31, 2007

(in millions of yen)

Ordinary income	Ordinary profits	Net income
75,500	26,500	15,700

Projected net income per common share for the fiscal year ending March 31, 2007 is 22,428.57 yen

(Note)
The information contains forward-looking statements. The forward-looking statements are inherently susceptible to risks and uncertainties and does not guarantee future performance. Please note that future performance may differ from the prospect due to matters such as changes in business environments.

CONSOLIDATED BALANCE SHEET
As of September 30, 2006

	(in millions of yen)
Assets:	
Cash and due from banks	108,138
Call loans	8,810
Monetary receivables bought	45,779
Trading securities	6
Monetary assets held in trust	3,643
Investment securities	296,682
Loans and bills discounted	1,088,095
Foreign exchange	384
Other assets	15,251
Tangible fixed assets	11,445
Intangible fixed assets	5,028
Deferred tax assets	13,314
Customers' liabilities for acceptances and guarantees	2,193
Reserve for possible loan losses	(23,570)
Total assets	**1,575,203**
Liabilities and net assets	
Liabilities:	
Deposits	1,414,196
Foreign exchange	3
Corporate notes	23,000
Other liabilities	39,892
Reserve for employees' bonuses	1,126
Reserve for directors' bonuses	708
Negative goodwill	162
Acceptances and guarantees	2,193
Total liabilities	**1,481,282**
Net assets:	
Common stock	21,000
Capital surplus	19,000
Retained earnings	56,100
Total owners' equity	96,100
Unrealized gain (loss) on available-for-sale securities, net of taxes	(164)
Deferred gain (loss) on hedging instruments, net of taxes	(2,016)
Total valuation and translation adjustments	(2,180)
Total net assets	**93,920**
Total liabilities and net assets	**1,575,203**

Notes to the Consolidated Balance Sheet:

1. The amounts are rounded down to the nearest million of yen.
2. Trading Securities are stated at market value (cost of securities sold is determined by the moving-average method).
3. Available-for-sale securities whose fair value can be obtained from the market or estimated are carried at the fair value at the end of interim period (cost of securities sold is calculated by the moving-average method), and other available-for-sale securities with no market value are stated at cost or amortized cost (straight-line) computed by the moving-average method. Unrealized gain or loss on available-for-sale securities is included in the net assets, net of taxes.
4. Derivatives are stated at fair value.
5. Depreciation for tangible fixed assets of the Bank is computed using the declining-balance method (depreciation for buildings except for fixtures is computed using the straight-line method).
   The estimated useful lives of primary buildings and equipment are as follows:
   Building --- 8 years to 50 years
   Equipment and furniture --- 2 years to 20 years
   Depreciation for tangible fixed assets of consolidated subsidiaries is computed principally using the declining-balance method based on the estimated useful lives.
6. Amortization for intangible fixed assets is computed using the straight-line method. Costs of computer software developed or obtained for internal use are deferred and amortized over the estimated useful lives (5 years) as defined by the Bank and its consolidated subsidiaries. Goodwill is amortized using the straight-line method over 5 years and if the amount of goodwill is immaterial it is charged to the consolidated statements of operations in the year of acquisition.
7. Issuance costs of corporate notes are charged to the consolidated statements of operations in the year of issuance.
8. Loans acquired from other financial institutions, loans on deeds and bills discounted are recorded at acquisition costs in the balance sheet, and the difference between the acquisition costs and principal amount is amortized in proportion to the principal amount over the actual collection period. Overdrafts and loans on notes are carried at principal amount and the difference is recorded as a liability and is amortized over the actual collection period using the straight-line method. Loans that are classified as likely to become bankrupt, virtually bankrupt and legally bankrupt are recorded at acquisition costs and the difference is not amortized.
9. Foreign currency assets and liabilities are principally translated into yen equivalents using the exchange rates prevailing at the interim period end.
10. Reserve for possible loan losses of the Bank is provided pursuant to the internal rules for the write-off of claims and providing reserve for possible loan losses. For claims to debtors who are legally bankrupt or virtually bankrupt, a reserve is provided based on the amount of claims, after charge-offs as stated below, and net of amounts expected to be collected through the disposal of collateral or the execution of guarantees.

For claims to debtors who are likely to become bankrupt and for which future cash flows can not be reasonably estimated, a reserve is provided for the amount considered to be necessary based on an overall solvency assessment performed for the amount of the claim, net amounts expected to be collected through the disposal of collateral or execution of guarantees.

For claims to debtors who are likely to become bankrupt or whose claims are restructured as noted in 19 below and the amount of claims exceeds certain levels for which the amount of future cash flows can be reasonably estimated, a reserve is provided for the difference between the present value of the expected future cash flows discounted using the initial contracted interest rate and the carrying value of the claim.

For other claims, a reserve is provided based on historical loan loss experience.

All claims are assessed by the business related divisions based on the internal rules for self-assessment of asset quality. The credit examination related division, which is independent from business related divisions, subsequently conducts examination of their assessments, and the reserve is provided based on the examination results.

Provisions for possible loan losses are directly offset with the corresponding income recognized by applying the amortized cost method since such income is arising from the change in credit risk of purchased claims.

For collateralized or guaranteed claims to debtors who are legally bankrupt or virtually bankrupt, the amount of claims exceeding the estimated value of the collateral or guarantees, which is deemed uncollectible, has been charged-off against the respective claims. The amount of the charge-off as of September 30, 2006 was 18,591 million yen.

Reserve for possible loan losses for consolidated subsidiaries is provided based on historical loan loss experience for normal claims and estimated collectibility of each claim for claims that are rated as problem loan.

11. A reserve for employees' bonuses is provided for the payment of employees' bonuses based on the estimated amounts of the future payments attributed to the current interim period.
12. A reserve for directors' bonuses is provided for the payment of directors' bonuses based on the estimated amounts of the future payments attributed to the current interim period.
13. Equipment used under finance lease agreements is accounted for as equipment leased under operating leases, except for those leases which transfer ownership of leased equipment to the lessee, in which case the equipment is capitalized.
14. With respect to hedge accounting for interest rate risks arising from financial assets and liabilities, the Bank has adopted deferral hedges prescribed in the Industry Audit Committee Report No. 24, "Practical Guidelines for Accounting Financial Instruments", issued by the Japanese Institute of Certified Public Accountants ("JICPA"). As for the assessment of hedge effectiveness, the Bank groups the deposits (hedged items) and interest swap transactions (hedging instruments) by their maturities and evaluate its effectiveness.

15. The national consumption tax and the local consumption tax are excluded from transaction amounts. The portion of the national consumption tax and the local consumption tax, which are paid on the purchase of tangible fixed assets and are not deductible as a tax credit, are charged to expenses when incurred.
16. Accumulated depreciation on tangible fixed assets was 3,530 million yen.
17. Loans to bankrupt borrowers and past due loans are included in Loans and bills discounted, and the amounts were 1,074 million yen and 26,822 million yen, respectively.

    Loans to bankrupt borrowers represent loans which have been placed in non-accrual status due to substantial delinquency or other reasons such as non-accrual loans, and meet certain provisions as stipulated in Article 96, Paragraph 1, Subparagraphs 3 and 4 of the Enforcement Ordinance of the Corporation Tax Law of Japan. Past due loans represent non-accrual loans excluding those loans to bankrupt borrowers and loans for which interest payments are deferred in order to assist the financial recovery of debtors in financial difficulties.

    DIP finance loans (finance to restructuring companies under turnaround procedures) of 400 million yen are included in the amount of loans to bankrupt borrowers. These loans are fully secured by collaterals and other means.
18. Loans past due three months or more are included in Loans and bills discounted, and the amount was 4 million yen. Loans past due three months or more are loans whose principal or interest payments are three months or more past due from the following day of the prescribed payment date. Loans to bankrupt borrowers and past due loans are excluded.
19. Restructured loans are included in Loans and bills discounted, and the amount was 11,855 million yen. Restructured loans are loans on which concessions (e.g., reduction of the stated interest rate, deferral of interest payment, extension of maturity date, reduction of the face amount or maturity amount of the debt or accrued interest) have been granted to debtors in financial difficulties to assist them in their financial recovery and eventually to be able to repay to creditors. Loans classified as loans to bankrupt borrowers, past due loans or loans past due three months or more are excluded.
20. Total amount of loans to bankrupt borrowers, past due loans, loans past due three months or more and restructured loans was 39,757 million yen. The amount stated in Notes 17 through 20 represents the gross receivable amounts before a reduction for the Reserve for possible loan losses.
21. With respect to Loan Participation, the total principal balance of loans which are accounted for as sales under JICPA Accounting System Committee Report No.3 issued on June 1, 1995 was 76 million yen. The amount of participated loans which were accounted for as loans to original debtors included in the balance sheet as of September 30, 2006 was 223 million yen.
22. Bills discounted are accounted for as secured lending transactions in conformity with the Industry Audit Committee Report No.24. Bank acceptances, commercial bills, bills of exchange, and foreign bills bought are permitted to be sold or (re) pledged and the total face value was 393 million.

23. Assets pledged as collateral were as follows:

    Investment securities 24,162 million yen

    Liabilities related to the pledged assets were as follows:

    Deposits 274 million yen

    In addition to above, Investment securities of 40,481 million yen were pledged as collateral for settlement of exchange transactions, and security deposits of 2,241 million yen were included in "Other assets."

24. Subordinated bonds of 3,000 million yen were included in "Corporate notes."

25. Net assets per common share was 134,171.65 yen.

    Guidance on Accounting Standard for Earnings Per Share (ASBJ Guidance No. 4, September 25, 2002) was revised on January 31, 2006 and applied since this fiscal year. As a result of applying this standard, "Deferred gain (loss) on hedging instruments, net of taxes" is included in the computation of net assets per common share and it decreased by 2,880.44 yen compared to the former standard.

26. Fair value and unrealized gain/loss of investment securities are as follows.

    Available-for-sale securities with fair value: (in millions of yen)

	Cost	Carrying value	Net unrealized gain (loss)
Equities	483	1,015	531
Japanese bonds	160,271	159,811	(460)
Government bonds	142,031	141,622	(409)
Municipal bonds	609	602	(6)
Corporate bonds	17,630	17,586	(43)
Others	87,369	87,175	(348)
Total	248,124	248,002	(277)

Where compound instruments in "Others" as a whole are marked to market, and unrealized gain (loss) is included in Income before income taxes, these instruments are excluded.

The unrealized gain (loss) amount, net of deferred tax assets of 112 million yen, were (164) million yen, which were included in "Unrealized gain (loss) on available-for-sale securities, net of taxes."

27. Securities whose fair value is not readily available are as follows:

(in millions of yen)

	Balance sheet amount
Available-for-sale securities	
Unlisted domestic equity securities (excluding OTC traded equities)	2,337
Corporate bonds (industrial bonds)	44,602
Others	1,739

28. Contracts of overdraft facilities and loan commitment line are contracts under which customers are lent to up to the prescribed limits in response to the customers' application for a loan as long as there is no violation of any condition in the contracts. The unused amount within the limits relating to these contracts was 141,384 million yen, of which contracts whose original terms were within one year (or contracts unconditionally cancelable at voluntary timing) were 99,871 million yen. Since many of these commitments expire without being drawn, the unused amount does not necessarily represent a future cash requirement. Most of these contracts have conditions that allow the Bank and its consolidated subsidiaries to refuse the customers' application for a loan or decrease the contract limits with proper reasons (e.g., changes in financial situation, deterioration in customers' creditworthiness, etc.). At the inception of contracts, the Bank and its consolidated subsidiaries obtain real estate, securities, etc. as collateral if considered to be necessary. Subsequently, the Bank and its consolidated subsidiaries perform periodic reviews (semi-annually) of the customers' business results based on internal rules, and take necessary measures to reconsider conditions in contracts and/or require additional collateral and guarantees.
29. Accounting Standard for Presentation of Net Assets in the Balance Sheet (ASBJ Statement No. 5, December 9, 2005) and Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet (ASBJ Guideline No. 8, December 9, 2005) were applied since this fiscal year. As a result of applying these standards, the presentation was changed from this fiscal year as follows:
    (1) The former "Stockholders' equity" is presented as "Net assets" and classified into "Owners' equity" and "Valuation and translation adjustments" from this fiscal year. "Stockholders' equity" calculated based on the former standard, as of September 30, 2006 is 95,936 million yen.
    (2) Deferred hedging gain included in "Other liabilities" is presented as "Deferred gain (loss) on hedging instruments, net of taxes" in "Valuation and translation adjustments."
    (3) "Premises and equipment" is separately presented as "Tangible fixed assets", "Intangible fixed assets" and "Other assets."
    (4) Software previously included in "Other assets" is included "Intangible fixed assets."
    (5) "Consolidation differences" in liabilities is included in "Negative goodwill."

CONSOLIDATED STATEMENT OF OPERATIONS

For the six months ended September 30, 2006

		(in millions of yen)
Ordinary income:		**36,629**
Interest and dividend income	24,735	
Interest on loans and discounts	*20,181*	
Interest and dividends on securities	*2,750*	
Fees and commissions	5,817	
Other operating income	1,454	
Other ordinary income	4,622	
Ordinary expenses:		**23,811**
Interest expenses	4,409	
Interest on deposits	*4,323*	
Fees and commissions	1,437	
Other operating expenses	91	
General and administrative expenses	15,026	
Other ordinary expenses	2,846	
Ordinary profits		**12,818**
Extraordinary gains		**1,025**
Extraordinary losses		**45**
Income before income taxes		**13,797**
Income taxes:		
Current		5,343
Deferred		291
Net Income		**8,162**

Notes to the Consolidated Statement of Operations:

1. The amounts are rounded down to the nearest million of yen.
2. Net income per common share is 11,661.32 yen.
3. "Other ordinary income" includes gain on recoveries of purchased loans of 3,300 million yen.
4. "Other ordinary expenses" includes write-offs of loans of 2,297 million yen
5. "Extraordinary gains" includes reversal of possible loan losses of 939 million yen and gain on sales of fixed assets of 85 million.
6. "Extraordinary losses" includes loss on disposal of fixed assets of 32 million yen and loss on impairment of fixed assets of 7 million yen.

CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS
For the six months ended September 30, 2006

(in millions of yen)

	Owners' equity				Valuation and translation adjustment			Total net assets
	Common stock	Capital surplus	Retained earnings	Total	Unrealized gain (loss) on available-for-sale securities, net of taxes	Deferred gain (loss) on hedging instruments, net of taxes	Total valuation and translation adjustments	
Balance, at end of the previous period	**21,000**	**19,000**	**51,437**	**91,437**	**(432)**	**-**	**(432)**	**91,005**
Changes of items during the period								
Cash dividends	-	-	(3,500)	(3,500)	-	-	-	(3,500)
Net income	-	-	8,162	8,162	-	-	-	8,162
Net changes of items other than owners' equity	-	-	-	-	268	(2,016)	(1,748)	(1,748)
Total changes of items during the period	-	-	4,662	4,662	268	(2,016)	(1,748)	2,915
Balance, at end of the period	**21,000**	**19,000**	**56,100**	**96,100**	**(164)**	**(2,016)**	**(2,180)**	**93,920**

Notes:

1. The amounts are rounded down to the nearest million.
2. The number and class of shares issued and outstanding and treasury stock are as follows:

	March 31, 2006	Increase	Decrease	September 31, 2006
Issued shares	700	-	-	700
Common stock	700	-	-	700
Treasury stock	-	-	-	-

3. The number of stock warrants is as follows:

	March 31, 2006	Increase	Decrease	September 31, 2006
Common stock	7,000	-	395	6,605

4. The detail of cash dividend is as follows:

Date of declaration	May 26, 2006 (Board of directors' meeting)
Class of stock	Common stock
Total amount of cash dividends	3,500 million
Dividend per share	5,000 yen
Dividend record date	March 31, 2006
Effective date	May 26, 2006

5. Accounting Standard for Statement of Changes in Net Assets (ASBJ Statement No. 6, December 27, 2005) and Guidance on Accounting Standard for Statement of Changes in Net Assets (ASBJ Guideline No. 9, December 27, 2005) were applied since this fiscal year. As a result of applying these standards, consolidated statement of changes in net assets is disclosed instead of consolidated statement of capital surplus and retained earnings.

CONSOLIDATED STATEMENT OF CASH FLOWS

For the six months ended September 30, 2006

	(in millions of yen)
I. Cash Flows from Operating Activities	
Income before income taxes	13,797
Depreciation	973
Loss on impairment of fixed assets	7
Amortization of negative goodwill	(135)
Net increase in reserve for possible loan losses	444
Net decrease in reserve for employees' bonuses	(402)
Net decrease in reserve for directors' bonuses	(328)
Interest and dividend income	(24,735)
Interest expenses	4,409
Net (gain) loss on investment securities	(640)
Net (gain) loss on monetary assets held in trust	(76)
Net (gain) loss on sales of fixed assets	(52)
Net (increase) decrease in loans and bills discounted	(55,306)
Net increase (decrease) in deposits	49,481
Net increase (decrease) in non-subordinated borrowed money	(1,000)
Net (increase) decrease in due from banks excluding due from Bank of Japan	10,687
Net (increase) decrease in call loans and monetary receivables bought	(4,770)
Net (increase) decrease in foreign exchange assets	(109)
Net increase (decrease) in foreign exchange liabilities	(11)
Net increase (decrease) in non-subordinated corporate notes from issuance and redemption	20,000
Interest and dividends received	21,089
Interest paid	(884)
Others, net	16
Sub-total	32,454
Income taxes paid	(5,498)
Net cash provided by operating activities	**26,955**

CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)

For the six months ended September 30, 2006

	(in millions of yen)
II. Cash flows from investing activities	
Purchases of investment securities	(82,176)
Purchases of premises and equipment	27,027
Proceeds from redemption of investment securities	31,157
Increase in monetary assets held in trust	(724)
Decrease in monetary assets held in trust	846
Purchases of tangible fixed assets	(307)
Proceeds from sales of tangible fixed assets	159
Purchases of intangible fixed assets	(486)
Net cash used in investing activities	**(24,503)**
III. Cash flows from financing activities	
Dividends paid	(3,443)
Net cash used in financing activities	**(3,443)**
IV. Net decrease in cash and cash equivalents	**(991)**
V. Cash and cash equivalents at beginning of the period	**101,692**
VI. Cash and cash equivalents at end of the period	**100,701**

Notes to the Consolidated Statement of Cash Flows:

1. The amounts are rounded down to the nearest million.
2. For the purpose of reporting cash flows, cash and cash equivalents are defined as cash and due from Bank of Japan ("Bank of Japan") included in the Cash and due from bank in the consolidated balance sheet.
3. The reconciliation of the balance of cash and cash equivalents to the cash and due from banks in the consolidated balance sheet at end of the period is as follows:

	(in millions of yen)
Cash and due from banks	108,138
Due from banks excluding due from Bank of Japan	(7,436)
Cash and cash equivalents	100,701

4. Accounting Standard for Presentation of Net Assets in the Balance Sheet (ASBJ Statement No. 5, December 9, 2005) and Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet (ASBJ Guideline No. 8, December 9, 2005) were applied since this fiscal year. As a result of applying these standards, the presentation in consolidated statement of cash flows is changed from this fiscal year as follows:
   (1) "Amortization of consolidation differences" is included in "Amortization of negative goodwill."
   (2) With the reclassification of "Premises and equipment" into "Tangible fixed assets", "Intangible fixed assets" and "Other assets", the following presentations are changed.
   "Net (gain) loss on sales of premises and equipment" is presented as "Net (gain) loss on sales of tangible fixed assets."
   "Purchases of premises and equipment" is presented as "Purchases of tangible fixed assets."
   "Proceeds from sales of premises and equipment" is presented as "Proceeds from sales of tangible fixed assets."

COMPARISON OF CONSOLIDATED BALANCE SHEETS

(in millions of yen)	As of September 30, 2006 (A)	As of September 30, 2005 (B)	(A)-(B)	As of March 31, 2006 (C)	(A)-(C)
Assets:					
Cash and due from banks	108,138	109,242	(1,104)	119,816	(11,678)
Call loans	8,810	474	8,336	1,526	7,284
Monetary receivables bought	45,779	53,627	(7,848)	48,293	(2,514)
Trading securities	6	9	(3)	7	(1)
Monetary assets held in trust	3,643	4,238	(595)	3,670	(27)
Investment securities	296,682	324,694	(28,012)	271,478	25,204
Loans and bills discounted	1,088,095	923,946	164,149	1,031,891	56,204
Foreign exchange	384	307	77	275	109
Other assets	15,251	16,732	(1,481)	23,601	(8,350)
Premises and equipment	-	14,767	-	13,969	-
Tangible fixed assets	11,445	-	-	-	-
Intangible fixed assets	5,028	-	-	-	-
Deferred tax assets	13,314	11,527	1,787	12,402	912
Customers' liabilities for acceptances and guarantees	2,193	3,758	(1,565)	2,326	(133)
Reserve for possible loan losses	(23,570)	(22,959)	(611)	(23,768)	198
Total assets	1,575,203	1,440,366	134,837	1,505,492	69,711
Liabilities and stockholders' equity					
Liabilities:					
Deposits	1,414,196	1,305,406	108,790	1,364,714	49,482
Negotiable certificates of deposit	-	10,000	(10,000)	-	-
Borrowed money	-	1,000	(1,000)	1,000	(1,000)
Foreign exchange	3	-	3	14	(11)
Corporate notes	23,000	3,000	20,000	3,000	20,000
Other liabilities	39,892	32,404	7,488	40,566	(674)
Reserve for employees' bonuses	1,126	928	198	1,528	(402)
Reserve for directors' bonuses	708	495	213	1,037	(329)
Consolidation differences	-	433	-	297	-
Negative goodwill	162	-	-	-	-
Acceptances and guarantees	2,193	3,758	(1,565)	2,326	(133)
Total liabilities	1,481,282	1,357,426	123,856	1,414,486	66,796
Stockholders' equity:					
Common stock	-	21,000	-	21,000	-
Capital surplus	-	19,000	-	19,000	-
Retained earnings	-	42,548	-	51,437	-
Unrealized gain (loss) on available-for-sale securities, net of taxes	-	391	-	(432)	-
Total stockholders' equity	-	82,940	-	91,005	-
Total liabilities and stockholders' equity	-	1,440,366	-	1,505,492	-
Net assets:					
Common stock	21,000	-	-	-	-
Capital surplus	19,000	-	-	-	-
Retained earnings	56,100	-	-	-	-
Total owners' equity	96,100	-	-	-	-
Unrealized gain (loss) on available-for-sale securities, net of taxes	(164)	-	-	-	-
Deferred gain (loss) on hedging instruments, net of taxes	(2,016)	-	-	-	-
Total valuation and translation adjustments	(2,180)	-	-	-	-
Total net assets	93,920	-	-	-	-
Total liabilities and net assets	1,575,203	-	-	-	-

Note: The amounts are rounded down to the nearest million of yen.

COMPARISON OF CONSOLIDATED STATEMENTS OF OPERATIONS

	For six months ended September 30,			For year ended
(in millions of yen)	2006 (A)	2005 (B)	(A)-(B)	March 31, 2006
Ordinary income:	36,629	32,066	4,563	68,323
Interest and dividend income	24,735	22,273	2,462	46,598
Interest on loans and discounts	*20,181*	*18,246*	*1,935*	*38,192*
Interest on and dividends from securities	*2,750*	*2,616*	*134*	*5,333*
Fees and commissions	5,817	4,435	1,382	11,025
Other operating income	1,454	1,213	241	1,971
Other ordinary income	4,622	4,143	479	8,727
Ordinary expenses:	23,811	22,808	1,003	44,279
Interest expenses	4,409	3,923	486	7,857
Interest on deposits	*4,323*	*3,875*	*448*	*7,762*
Fees and commissions	1,437	1,129	308	2,334
Other operating expenses	91	191	(100)	622
General and administrative expenses	15,026	13,341	1,685	27,648
Other ordinary expenses	2,846	4,223	(1,377)	5,817
Ordinary profits	12,818	9,258	3,560	24,043
Extraordinary gains	1,025	5,309	(4,284)	5,731
Extraordinary losses	45	484	(439)	751
Income before income taxes	13,797	14,083	(286)	29,022
Income taxes				
Current	5,343	6,043	(700)	12,404
Deferred	291	(220)	511	(531)
Net income	8,162	8,260	(98)	17,149

Note: The amounts are rounded down to the nearest million of yen.

COMPARISON OF CONSOLIDATED STATEMENTS OF CAPITAL SURPLUS AND RETAINED EARNINGS

	For six months ended September 30,			For year ended
(in millions of yen)	2006 (A)	2005 (B)	(A)-(B)	March 31, 2006
Capital surplus				
Balance, at beginning of the period	-	19,000	-	19,000
Balance, at end of the period	-	19,000	-	19,000
Retained earnings				
Balance, at beginning of the period	-	35,588	-	35,588
Additions	-	8,260	-	17,149
Net income	-	*8,260*	-	*17,149*
Deductions	-	1,300	-	1,300
Dividend declared	-	*1,300*	-	*1,300*
Balance, at end of the period	-	42,548	-	51,437

Note: The amounts are rounded down to the nearest million of yen.

Consolidated statement of capital surplus and retained earnings was rescinded and consolidated statement of changes in net assets is adopted from this fiscal year. Please see 10 page for consolidated statement of changes in net assets.

COMPARISON OF CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of yen)	For six months ended September 30, 2006 (A)	For six months ended September 30, 2005 (B)	(A)-(B)	For year ended March 31, 2006
Cash Flows from Operating Activities				
Income before income taxes	13,797	14,083	(286)	29,022
Depreciation	973	724	249	1,612
Loss on impairment of fixed assets	7	25	(18)	25
Amortization of consolidation differences	-	(138)	-	(274)
Amortization of negative goodwill	(135)	-	-	-
Net increase in reserve for possible loan losses	444	(914)	1,358	(700)
Net decrease in reserve for employees' bonuses	(402)	(488)	86	111
Net decrease in reserve for directors' bonuses	(328)	260	(588)	802
Interest and dividend income	(24,735)	(22,273)	(2,462)	(46,598)
Interest expenses	4,409	3,923	486	7,857
Net (gain) loss on investment securities	(640)	(2,787)	2,147	(4,119)
Net (gain) loss on monetary assets held in trust	(76)	(147)	71	(285)
Net (gain) loss on sales of premises and equipment	-	(308)	-	(1,340)
Net (gain) loss on sales of fixed assets	(52)	-	-	-
Net (increase) decrease in loans and bills discounted	(55,306)	(58,033)	2,727	(162,623)
Net increase (decrease) in deposits	49,481	(22,669)	72,150	36,637
Net increase (decrease) in negotiable certificates of deposit	-	10,000	(10,000)	-
Net increase (decrease) in non-subordinated borrowed money	(1,000)	(3,300)	2,300	(3,300)
Net (increase) decrease in due from banks excluding due from Bank of Japan	10,687	4,996	5,691	3,447
Net (increase) decrease in call loans and monetary receivables bought	(4,770)	(2,531)	(2,239)	1,751
Net (increase) decrease in foreign exchange assets	(109)	(70)	(39)	(38)
Net increase (decrease) in foreign exchange liabilities	(11)	(5)	(6)	9
Net increase (decrease) in non-subordinated corporate notes from issuance and redemption	20,000	-	20,000	-
Interest and dividends received	21,089	18,526	2,563	38,568
Interest paid	(884)	(714)	(170)	(1,235)
Others, net	16	(1,984)	2,000	(4,978)
Sub-total	32,454	(63,828)	96,282	(105,646)
Income taxes paid (including provisional payment)	(5,498)	(12,541)	7,043	(16,761)
Net cash provided by (used in) operating activities	26,955	(76,369)	103,324	(122,408)

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(in millions of yen)	For six months ended September 30, 2006 (A)	2005 (B)	(A)-(B)	For year ended March 31, 2006
Cash flows from investing activities				
Purchases of investment securities	(82,176)	(223,706)	141,530	(382,235)
Proceeds from sales of investment securities	27,027	184,228	(157,201)	363,777
Proceeds from redemption of investment securities	31,157	76,691	(45,534)	108,707
Increase in monetary assets held in trust	(724)	-	(724)	(455)
Decrease in monetary assets held in trust	846	230	616	1,392
Purchases of premises and equipment	-	(648)	-	(1,943)
Purchases of tangible fixed assets	(307)	-	-	-
Proceeds from sales of premises and equipment	-	2,356	-	4,972
Proceeds from sales of tangible fixed assets	159	-	-	-
Purchases of intangible fixed assets	(486)	-	-	-
Payments for acquisition of subsidiaries	-	(367)	367	(367)
Net cash (used in) provided by investing activities	(24,503)	38,783	(63,286)	93,848
Cash flows from financing activities				
Dividends paid	(3,443)	(1,300)	(2,143)	(1,300)
Net cash used in financing activities	(3,443)	(1,300)	(2,143)	(1,300)
Net increase in cash and cash equivalents	(991)	(38,885)	37,894	(29,860)
Cash and cash equivalents at beginning of the period	101,692	131,553	(29,861)	131,553
Cash and cash equivalents at end of the period	100,701	92,667	8,034	101,692

Note: The amounts are rounded down to the nearest million of yen.

Significant Policies in Preparation of Consolidated Financial Statements

(1) Scope of consolidation

1) Consolidated subsidiaries: 3

Principal subsidiaries

TSB Capital, Ltd.

TSB Servicer, Ltd.

The Star-Gin Real Estate Management Co., Ltd. is under liquidation proceedings.

2) Non-consolidated subsidiaries

There are no non-consolidated subsidiaries.

(2) Application of equity method

There are no affiliates accounted for under the equity method.

(3) Fiscal year end of consolidated subsidiaries

Fiscal year ends of all consolidated subsidiaries are March 31.

Segment Information

(1) Business segment information

Besides the banking business, certain consolidated subsidiaries engage in other businesses such as credit card business. Such information is, however, not disclosed since the proportion of those businesses in total is not significant.

(2) Geographic segment information

The information is not applicable since there is no foreign subsidiaries or branches.

(3) Ordinary income from overseas operations

The information is not disclosed since ordinary income from overseas operations is less than 10% of ordinary income on a consolidated basis.

Production, receipt of orders and distribution

The information is not applicable since there is no relevant information due to the nature of operations of banking business.

Investment Securities

1. As of September 30, 2006

(1) Available-for-sale securities with a readily determinable fair value: (in millions of yen)

	Cost	Carrying value	Net unrealized gain (loss)
Equities	483	1,015	531
Japanese bonds	160,271	159,811	(460)
Government bonds	142,031	141,622	(409)
Municipal bonds	609	602	(6)
Corporate bonds	17,630	17,586	(43)
Others	87,369	87,175	(348)
Total	248,124	248,002	(277)

(2) Securities whose fair value is not readily available are as follows: (in millions of yen)

	Balance sheet amount
Available-for-sale securities	
Unlisted domestic equity securities (excluding OTC traded equities)	2,337
Corporate bonds (industrial bonds)	44,602
Others	1,739

2. As of September 30, 2005

(1) Trading securities:

Carrying value	9 million yen
Net holding gain (loss)	(0) million yen

(2) Available-for-sale securities with a readily determinable fair value: (in millions of yen)

	Cost	Carrying value	Net unrealized gain (loss)	Gain	Loss
Japanese bonds	147,917	147,920	3	94	91
Government bonds	138,806	138,820	14	93	78
Municipal bonds	109	109	(0)	0	0
Corporate bonds	9,001	8,990	(11)	1	12
Others	143,248	143,977	659	1,191	532
Total	291,165	291,898	662	1,286	623

(3) Available-for-sale securities sold during the year: (in millions of yen)

	Proceeds from sales	Gain on sales	Loss on sales
Available-for-sale securities	183,699	1,106	55

(4) Securities whose fair value is not readily available are as follows: (in millions of yen)

	Balance sheet amount
Available-for-sale securities	
Unlisted domestic equity securities (excluding OTC traded equities)	3,389
Corporate bonds (industrial bonds)	27,556
Others	1,850

(5) Contractual maturities of bonds classified as Available for sale securities is as follows:

(in millions of yen)

	Within 1 year	After 1 year through 5 years	After 5 years through 10 years	After 10 years
Japanese bonds	66,783	104,581	4,112	-
Government bonds	55,694	83,004	121	-
Municipal bonds	-	8	100	-
Corporate bonds	11,088	21,568	3,890	-
Other	13,583	59,819	39,924	-
Total	80,366	164,400	44,036	-

3. As of March 31, 2006

(1) Trading securities:

Carrying value	7 million yen
Net holding gain (loss)	(0) million yen

(2) Available-for-sale securities with a readily determinable fair value: (in millions of yen)

	Cost	Carrying value	Net unrealized gain (loss)	Gain	Loss
Equities	579	1,694	1,114	1,114	-
Japanese bonds	146,701	145,411	(1,290)	12	1,303
Government bonds	128,319	127,084	(1,234)	11	1,245
Municipal bonds	609	596	(12)	0	12
Corporate bonds	17,773	17,730	(43)	1	44
Others	87,140	86,592	(549)	508	1,058
Total	234,421	233,697	(725)	1,635	2,361

(3) Available-for-sale securities sold during the year: (in millions of yen)

	Proceeds from sales	Gain on sales	Loss on sales
Available-for-sale securities	363,777	1,744	504

(4) Securities whose fair value is not readily available are as follows: (in millions of yen)

	Balance sheet amount
Available-for-sale securities	
Unlisted domestic equity securities (excluding OTC traded equities)	3,356
Corporate bonds (industrial bonds)	32,655
Others	1,766

(6) Contractual maturities of bonds classified as Available for sale securities is as follows:

(in millions of yen)

	Within 1 year	After 1 year through 5 years	After 5 years through 10 years	After 10 years
Japanese bonds	19,236	123,082	27,962	7,785
Government bonds	15,686	89,896	13,716	7,785
Municipal bonds	-	498	98	-
Corporate bonds	3,550	32,688	14,147	-
Other	14,059	30,766	24,114	2,295
Total	33,296	153,848	52,077	10,080

Monetary Assets Held in Trust

1. As of September 30, 2006

(1) Monetary assets held in trust held-to-maturity:

Not applicable

(2) Monetary assets held in trust available-for-sale:

Not applicable

2. As of September 30, 2005

(1) Monetary assets held in trust for trading purposes:

Carrying value	4,238 million yen
Net holding gain (loss)	(20) million yen

(2) Monetary assets held in trust held-to-maturity:

Not applicable

(3) Monetary assets held in trust available-for-sale:

Not applicable

3. As of March 31, 2006

(1) Monetary assets held in trust for trading purposes:

Carrying value	3,670 million yen
Net holding gain (loss)	(17) million yen

(2) Monetary assets held in trust held-to-maturity:

Not applicable

(3) Monetary assets held in trust available-for-sale:

Not applicable

Unrealized Gain (Loss) on Available-for-sale Securities

1. As of September 30, 2006

Components of unrealized gain (loss) on available-for-sale securities:

(in millions of yen)

Gross valuation differences	(277)
Available-for-sale securities	(277)
Deferred tax assets (liabilities)	112
Unrealized gain (loss) on available-for-sale securities, net of taxes	(164)

2. As of September 30, 2005

Components of unrealized gain (loss) on available-for-sale securities:

(in millions of yen)

Gross valuation differences	662
Available-for-sale securities	662
Deferred tax assets (liabilities)	(270)
Unrealized gain (loss) on available-for-sale securities, net of taxes	391

3. As of March 31, 2006

Components of unrealized gain (loss) on available-for-sale securities:

(in millions of yen)

Gross valuation differences	(725)
Available-for-sale securities	(725)
Deferred tax assets (liabilities)	293
Unrealized gain (loss) on available-for-sale securities, net of taxes	(432)

Per Share Information

(in yen)

	For the six months ended March 31,		For the year ended March 31, 2006
	2005	2006	
Net assets per common share	118,486.05	134,171.65	130,007.85
Net income per common share	11,800.37	11,661.32	24,499.10

Notes: 1. The basis in calculating net income per common share is as follows:

(in millions of yen except number of shares)

	For the six months ended March 31,		For the year ended March 31, 2006
	2005	2006	
Net income	8,260	8,162	17,149
Amount not available to stockholders	-	-	-
Net income available to stockholders	8,260	8,162	17,149
Weighted average number of shares of common stock outstanding	700,000	700,000	700,000

2. Guidance on Accounting Standard for Earnings Per Share (ASBJ Guidance No. 4, September 25, 2002) was revised on January 31, 2006 and applied since this fiscal year. As a result of applying this standard, "Deferred gain (loss) on hedging instruments, net of taxes" is included in the computation of net assets per common share, and net assets per common share decreased by 2,880.44 yen compared to the former standard.

Subsequent Events

The Tokyo Star Bank, Limited issued unsecured straight bonds in the domestic capital market based on the decision of the representative executive officer on October 27, 2006. The detail of bonds is as follows:

1. Total Issue Amount	20 billion yen
2. Issue Price	100 yen per 100 yen in face value
3. Coupon	1.78% per annum
4. Payment Date	November 16, 2006
5. Maturity Date	November 16, 2011
6. Purpose of Funds	Operating Capital

For Immediate Press Release:

November 17, 2006

Non-Consolidated Financial Results for the First Half of Fiscal 2006
ended September 30, 2006

Company Name (Code Number): **The Tokyo Star Bank, Limited** (8384)
(URL http://www.tokyostarbank.co.jp/)
Stock Exchange Listings: First Section of Tokyo
Headquarters: Tokyo
Application of US GAAP: Not applied

1. Summary of Non-Consolidated Financial Results for the First Half of Fiscal 2006

(1) Operating Results

(in millions of yen except per share data and percentages)

	For the six months ended September 30,		For the year ended
	2006	2005	March 31, 2006
Ordinary income	**35,956**	31,133	66,545
Change from the previous year	**15.5 %**	6.6 %	
Ordinary profit	**11,555**	8,178	22,174
Change from the previous year	**41.3 %**	(37.3)%	
Net income	**7,999**	8,076	16,695
Change from the previous year	**(1.0)%**	(2.3)%	
Net income per common share	**11,427.17**	11,537.55	23,850.06

Average number of shares outstanding:

For the six months ended September 30, 2006:	(Common stock)	700,000	shares
For the six months ended September 30, 2005:	(Common stock)	700,000	shares
For the year ended March 31, 2006:	(Common stock)	700,000	shares

(2) Financial Conditions

(in millions of yen except per share data and percentages)

	For the six months ended September 30,		For the year ended
	2006	2005	March 31, 2006
Total assets	**1,576,183**	1,439,487	1,504,579
Net assets	**92,634**	82,092	89,888
Ratio of net assets to total assets	**5.9 %**	5.7 %	6.0%
Net assets per common share	**132,335.09**	117,274.75	128,411.96
Capital adequacy ratio (based on the Domestic Standards)	**9.13 %**	8.93 %	8.84 %

Note:

Number of shares outstanding as of:

September 30, 2006:	(common stock)	700,000	shares
September 30, 2005:	(common stock)	700,000	shares
March 31, 2006:	(common stock)	700,000	shares

2. Earning Projections for the Fiscal Year Ending March 31, 2006

(in millions of yen)

Ordinary income	Ordinary profits	Net income
74,000	25,000	14,700

Projected net income per common share for the year ending March 31, 2006 is 21,000.00 yen.

3. Payment of dividends per Common Share

(in yen)

	For the year ended March 31, 2006	For the six months ended or ending September 30,	
		2006 (Actual)	2007 (Projection)
End of 1st quarter	-	-	-
End of 2nd quarter	-	-	-
End of 3rd quarter	-	-	-
End of 4th quarter	5,000.0	-	5,000.0
Other	-	-	-
Annual total	5,000.0	-	5,000.0

(Note)
The information contains forward-looking statements. The forward-looking statements are inherently susceptible to risks and uncertainties and does not guarantee future performance. Please note that future performance may differ from the prospect due to matters such as changes in business environments.

NON-CONSOLIDATED BALANCE SHEET

As of September 30, 2006

	(in millions of yen)
Assets:	
Cash and due from banks	106,810
Call loans	8,810
Monetary receivables bought	45,779
Trading securities	6
Monetary assets held in trust	3,643
Investment securities	301,627
Loans and bills discounted	1,083,948
Foreign exchange	384
Other assets	14,555
Tangible fixed assets	11,342
Intangible fixed assets	4,503
Deferred tax assets	13,000
Customers' liabilities for acceptances and guarantees	2,419
Reserve for possible loan losses	(20,648)
Total assets	**1,576,183**
Liabilities and net assets	
Liabilities:	
Deposits	1,416,867
Foreign exchange	3
Corporate notes	23,000
Other liabilities	39,436
Reserve for employees' bonuses	1,114
Reserve for directors' bonuses	708
Acceptances and guarantees	2,419
Total liabilities	**1,483,548**
Net assets:	
Common stock	21,000
Capital surplus	19,000
Capital reserve	19,000
Retained earnings	54,815
Earned surplus reserve	2,000
Other retained earnings	52,815
Earned surplus brought forward	52,815
Total owners' equity	94,815
Unrealized gain (loss) on available-for-sale securities, net of taxes	(164)
Deferred gain (loss) on hedging instruments, net of taxes	(2,016)
Total valuation and translation adjustments	(2,180)
Total net assets	**92,634**
Total liabilities and net assets	**1,576,183**

Notes to the Non-Consolidated Balance Sheet:

1. The amounts are rounded down to the nearest million of yen.
2. Trading Securities are stated at market value (cost of securities sold is determined by the moving-average method).
3. Investments in subsidiaries are stated at moving-average cost, Available-for-sale securities whose fair value can be obtained from the market or estimated are carried at the fair value at the end of interim period (cost of securities sold is calculated by the moving-average method), and other available-for-sale securities with no market value are stated at cost or amortized cost (straight-line) computed by the moving-average method. Unrealized gain or loss on available-for-sale securities is included in the net assets, net of taxes.
4. Derivatives are stated at fair value.
5. Depreciation for tangible fixed assets is computed using the declining-balance method (depreciation for buildings except for fixtures is computed using the straight-line method).
   The estimated useful lives of primary buildings and equipment are as follows:
   Building --- 8 years to 50 years
   Equipment and furniture --- 2 years to 20 years
6. Amortization for intangible fixed assets is computed using the straight-line method. Costs of computer software developed or obtained for internal use are deferred and amortized over the estimated useful lives (5 years) as defined by the Bank.
   Goodwill is amortized using the straight-line method over 5 years and if the amount of goodwill is immaterial it is charged to the consolidated statements of operations in the year of acquisition.
7. Issuance costs of corporate notes are charged to the consolidated statements of operations in the year of issuance.
8. Loans acquired from other financial institutions, loans on deeds and bills discounted are recorded at acquisition costs in the balance sheet, and the difference between the acquisition costs and principal amount is amortized in proportion to the principal amount over the actual collection period. Overdrafts and loans on notes are carried at principal amount and the difference is recorded as a liability and is amortized over the actual collection period using the straight-line method. Loans that are classified as likely to become bankrupt, virtually bankrupt and legally bankrupt are recorded at acquisition costs and the difference is not amortized.
9. Foreign currency assets and liabilities are principally translated into yen equivalents using the exchange rates prevailing at the interim period end.
10. Reserve for possible loan losses is provided pursuant to the internal rules for the write-off of claims and providing reserve for possible loan losses.
    For claims to debtors who are legally bankrupt or virtually bankrupt, a reserve is provided based on the amount of claims, after charge-offs as stated below, and net of amounts expected to be collected through the disposal of collateral or the execution of guarantees.
    For claims to debtors who are likely to become bankrupt and for which future cash flows can not be reasonably estimated, a reserve is provided for the amount considered to be necessary based on an overall

solvency assessment performed for the amount of the claim, net amounts expected to be collected through the disposal of collateral or execution of guarantees.

For claims to debtors who are likely to become bankrupt or whose claims are restructured as noted in 19 below and the amount of claims exceeds certain levels for which the amount of future cash flows can be reasonably estimated, a reserve is provided for the difference between the present value of the expected future cash flows discounted using the initial contracted interest rate and the carrying value of the claim. For other claims, a reserve is provided based on historical loan loss experience.

All claims are assessed by the business related divisions based on the internal rules for self-assessment of asset quality. The credit examination related division, which is independent from business related divisions, subsequently conducts examination of their assessments, and the reserve is provided based on the examination results.

Provisions for possible loan losses are directly offset with the corresponding income recognized by applying the amortized cost method since such income is arising from the change in credit risk of purchased claims.

For collateralized or guaranteed claims to debtors who are legally bankrupt or virtually bankrupt, the amount of claims exceeding the estimated value of the collateral or guarantees, which is deemed uncollectible, has been charged-off against the respective claims. The amount of the charge-off as of September 30, 2006 was 14,876 million yen.

11. A reserve for employees' bonuses is provided for the payment of employees' bonuses based on the estimated amounts of the future payments attributed to the current interim period.
12. A reserve for directors' bonuses is provided for the payment of directors' bonuses based on the estimated amounts of the future payments attributed to the current interim period.
13. Equipment used under finance lease agreements is accounted for as equipment leased under operating leases, except for those leases which transfer ownership of leased equipment to the lessee, in which case the equipment is capitalized.
14. With respect to hedge accounting for interest rate risks arising from financial assets and liabilities, the Bank has adopted deferral hedges prescribed in the Industry Audit Committee Report No. 24, "Practical Guidelines for Accounting Financial Instruments", issued by the Japanese Institute of Certified Public Accountants ("JICPA"). As for the assessment of hedge effectiveness, the Bank groups the deposits (hedged items) and interest swap transactions (hedging instruments) by their maturities and evaluate their effectiveness.
15. The national consumption tax and the local consumption tax are excluded from transaction amounts. The portion of the national consumption tax and the local consumption tax, which are paid on the purchase of tangible fixed assets and are not deductible as a tax credit, are charged to expenses when incurred.
16. Accumulated depreciation on tangible fixed assets was 3,413 million yen.

17. Loans to bankrupt borrowers and past due loans are included in Loans and bills discounted, and the amounts were 923 million yen and 25,690 million yen, respectively.

    Loans to bankrupt borrowers represent loans which have been placed in non-accrual status due to substantial delinquency or other reasons such as non-accrual loans, and meet certain provisions as stipulated in Article 96, Paragraph 1, Subparagraphs 3 and 4 of the Enforcement Ordinance of the Corporation Tax Law of Japan. Past due loans represent non-accrual loans excluding those loans to bankrupt borrowers and loans for which interest payments are deferred in order to assist the financial recovery of debtors in financial difficulties.

    DIP finance loans (finance to restructuring companies under turnaround procedures) of 400 million yen are included in the amount of loans to bankrupt borrowers. These loans are fully secured by collaterals and other means.
18. Loans past due three months or more are included in Loans and bills discounted, and the amount was 4 million yen. Loans past due three months or more are loans whose principal or interest payments are three months or more past due from the following day of the prescribed payment date. Loans to bankrupt borrowers and past due loans are excluded.
19. Restructured loans are included in Loans and bills discounted, and the amount was 11,642 million yen. Restructured loans are loans on which concessions (e.g., reduction of the stated interest rate, deferral of interest payment, extension of maturity date, reduction of the face amount or maturity amount of the debt or accrued interest) have been granted to debtors in financial difficulties to assist them in their financial recovery and eventually to be able to repay to creditors. Loans classified as loans to bankrupt borrowers, past due loans or loans past due three months or more are excluded.
20. Total amount of loans to bankrupt borrowers, past due loans, loans past due three months or more and restructured loans was 38,261 million yen. The amounts stated in Notes 17 through 20 represent the gross receivable amounts before a reduction for the Reserve for possible loan losses.
21. With respect to Loan Participation, the total principal balance of loans which are accounted for as sales under JICPA Accounting System Committee Report No.3 issued on June 1, 1995 was 76 million yen. The amount of participated loans which were accounted for as loans to original debtors included in the balance sheet as of September 30, 2006 was 19,181 million yen.
22. Bills discounted are accounted for as secured lending transactions in conformity with the Industry Audit Committee Report No.24. Bank acceptances, commercial bills, bills of exchange, and foreign bills bought are permitted to be sold or (re) pledged and the total face value was 393 million.
23. Assets pledged as collateral were as follows:

Investment securities	24,162 million yen

    Liabilities related to the pledged assets were as follows:

Deposits	274 million yen

    In addition to above, Investment securities of 40,481 million yen were pledged as collateral for settlement of exchange transactions and security deposits of 2,186 million yen were included in "Other assets."
24. Subordinated bonds of 3,000 million yen were included in "Corporate notes."

25. Net assets per common share was 132,335.08 yen.

    Guidance on Accounting Standard for Earnings Per Share (ASBJ Guidance No. 4, September 25, 2002) was revised on January 31, 2006 and applied since this fiscal year. As a result of applying this standard, "Deferred gain (loss) on hedging instruments, net of taxes" is included in the computation of net assets per common share and it decreased by 2,880.44 yen compared to the former standard.

26. Fair value and unrealized gain/loss of investment securities are as follows.

    Available-for-sale securities with fair value: (in millions of yen)

	Cost	Carrying value	Net unrealized gain (loss)
Equities	483	1,015	531
Japanese bonds	160,271	159,811	(460)
Government bonds	142,031	141,622	(409)
Municipal bonds	609	602	(6)
Corporate bonds	17,630	17,586	(43)
Others	87,294	87,100	(348)
Total	248,049	247,927	(277)

    Where compound instruments in "Others" as a whole are marked to market, and unrealized gain (loss) is included in Income before income taxes, these instruments are excluded.

    The unrealized gain (loss) amount, net of deferred tax assets of 112 million yen, were (164) million yen, which were included in "Unrealized gain (loss) on available-for-sale securities, net of taxes."

27. Securities whose fair value is not readily available are as follows:

    (in millions of yen)

Investments in subsidiaries and affiliates	5,020
Investments in subsidiaries	5,020
Available-for-sale securities	48,679
Unlisted domestic equity securities (excluding OTC traded equities)	2,337
Corporate bonds (industrial bonds)	44,602
Others	1,739

28. Contracts of overdraft facilities and loan commitment line are contracts under which customers are lent to up to the prescribed limits in response to the customers' application for a loan as long as there is no violation of any condition in the contracts. The unused amount within the limits relating to these contracts was 137,010 million yen, of which contracts whose original terms were within one year (or contracts unconditionally cancelable at voluntary timing) were 105,031 million yen. Since many of these commitments expire without being drawn, the unused amount does not necessarily represent a future cash requirement. Most of these contracts have conditions that allow the Bank to refuse the customers' application for a loan or decrease the contract limits with proper reasons (e.g., changes in financial situation, deterioration in customers' creditworthiness, etc.). At the inception of contracts, the Bank obtains real estate, securities, etc. as collateral if considered to be necessary. Subsequently, the Bank performs periodic reviews (semi-annually) of the customers' business results based on internal rules, and take necessary measures to reconsider conditions in contracts and/or require additional collateral and guarantees.
29. The major components of deferred tax assets and liabilities are as follows.

	(in millions of yen)
Deferred tax assets	
Reserve for possible loan losses	10,119
Deferred hedging loss	1,383
Reserve for employees' bonuses	453
Enterprise tax payable	431
Unrealized loss on available-for-sale securities, net of taxes	112
Other	500
Gross deferred tax assets	13,000
Net deferred tax assets	13,000

30. Accounting Standard for Presentation of Net Assets in the Balance Sheet (ASBJ Statement No. 5, December 9, 2005) and Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet (ASBJ Guideline No. 8, December 9, 2005) were applied since this fiscal year. As a result of applying these standards, the presentation was changed from this fiscal year as follows:
   (1) The former "Stockholders' equity" is presented as "Net assets" and classified into "Owners' equity" and "Valuation and translation adjustments" from this fiscal year. "Stockholders' equity" calculated based on the former standard, as of September 30, 2006 is 94,650 million yen.
   (2) Deferred hedging gain included in "Other liabilities" is presented as "Deferred gain (loss) on hedging instruments, net of taxes" in "Valuation and translation adjustments."
   (3) "Premises and equipment" is separately presented as "Tangible fixed assets", "Intangible fixed assets" and "Other assets."
   (4) Software previously included in "Other assets" is included "Intangible fixed assets."
   (5) "Consolidation differences" in liabilities is included in "Negative goodwill."

NON-CONSOLIDATED STATEMENT OF OPERATIONS

For the six months ended September 30, 2006

		(in millions of yen)
Ordinary income:		**35,956**
Interest and dividend income	24,264	
Interest on loans and discounts	*19,710*	
Interest on and dividends on securities	*2,750*	
Fees and commissions	5,745	
Other operating income	1,450	
Other ordinary income	4,495	
Ordinary expenses:		**24,400**
Interest expenses	4,408	
Interest on deposits	*4,324*	
Fees and commissions	2,815	
Other operating expenses	91	
General and administrative expenses	14,949	
Other ordinary expenses	2,136	
Ordinary profits		**11,555**
Extraordinary gains		**1,990**
Extraordinary losses		**44**
Income before Income Taxes		**13,501**
Income taxes		
Current		5,202
Deferred		299
Net income		**7,999**

Notes to the Non-Consolidated Statement of Operations

1. The amounts are rounded down to the nearest million of yen.
2. Net income per common share is 11,427.16 yen.
3. "Other ordinary income" includes gain on recoveries of purchased loans of 3,300 million yen.
4. "Other ordinary expenses" includes write-offs of loans of 1,982 million yen.
5. "Extraordinary gains" includes reversal of possible loan losses of 965 million yen, collection of written-off claims of 939 million and gain on sales of fixed assets of 85 million yen.
6. "Extraordinary losses" includes loss on disposal of fixed assets of 32 million yen and loss

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS

(in millions of yen)	As of September 30, 2006 (A)	As of September 30, 2005 (B)	(A)-(B)	As of March 31, 2006 (C)	(A)-(C)
Assets:					
Cash and due from banks	106,810	108,315	(1,505)	118,959	(12,149)
Call loans	8,810	474	8,336	1,526	7,284
Monetary receivables bought	45,779	53,627	(7,848)	48,293	(2,514)
Trading securities	6	9	(3)	7	(1)
Monetary assets held in trust	3,643	4,238	(595)	3,670	(27)
Investment securities	301,627	329,905	(28,278)	276,683	24,944
Loans and bills discounted	1,083,948	918,583	165,365	1,025,534	58,414
Foreign exchange	384	307	77	275	109
Other assets	14,555	15,304	(749)	22,409	(7,854)
Premises and equipment	-	14,601	-	13,808	-
Tangible fixed assets	11,342	-	-	-	-
Intangible fixed assets	4,503	-	-	-	-
Deferred tax assets	13,000	11,487	1,513	12,097	903
Customers' liabilities for acceptances and guarantees	2,419	3,996	(1,577)	2,559	(140)
Reserve for possible loan losses	(20,648)	(21,362)	714	(21,245)	597
Total assets	1,576,183	1,439,487	136,696	1,504,579	71,604
Liabilities and Stockholders' Equity					
Liabilities:					
Deposits	1,416,867	1,307,195	109,672	1,366,471	50,396
Negotiable certificates of deposit	-	10,000	(10,000)	-	-
Foreign exchange	3	-	3	14	(11)
Corporate notes	23,000	3,000	20,000	3,000	20,000
Other liabilities	39,436	31,787	7,649	40,107	(671)
Reserve for employees' bonuses	1,114	920	194	1,501	(387)
Reserve for directors' bonuses	708	495	213	1,037	(329)
Acceptances and guarantees	2,419	3,996	(1,577)	2,559	(140)
Total Liabilities	1,483,548	1,357,395	126,153	1,414,691	68,857
Stockholders' equity:					
Common stock	-	21,000	-	21,000	-
Capital surplus	-	19,000	-	19,000	-
Capital reserve	-	19,000	-	19,000	-
Retained earnings	-	41,697	-	50,316	-
Earned surplus reserve	-	2,000	-	2,000	-
Unappropriated retained earnings	-	39,697	-	48,316	-
Unrealized gain (loss) on available-for-sale securities, net of taxes	-	394	-	(427)	-
Total stockholders' equity	-	82,092	-	89,888	-
Total liabilities and stockholders' equity	-	1,439,487	-	1,504,579	-
Net assets:					
Common stock	21,000	-	-	-	-
Capital surplus	19,000	-	-	-	-
Capital reserve	19,000	-	-	-	-
Retained earnings	54,815	-	-	-	-
Earned surplus reserve	2,000	-	-	-	-
Other retained earnings	52,815	-	-	-	-
Earned surplus brought forward	52,815	-	-	-	-
Total owners' equity	94,815	-	-	-	-
Unrealized gain (loss) on available-for-sale securities, net of taxes	(164)	-	-	-	-
Deferred gain (loss) on hedging instruments, net of taxes	(2,016)	-	-	-	-
Total valuation and translation adjustments	(2,180)	-	-	-	-
Total net assets	92,634	-	-	-	-
Total liabilities and net assets	1,576,183	-	-	-	-

Notes: The amounts are rounded down to the nearest million of yen.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF OPERATIONS

(in millions of yen)	For six months ended September 30, 2006 (A)	2005 (B)	(A)-(B)	For year ended March 31, 2006
Ordinary income:	35,956	31,133	4,823	66,545
Interest and dividend income	24,264	21,817	2,447	45,627
Interest on loans and discounts	*19,710*	*17,791*	*1,919*	*37,225*
Interest on and dividends from securities	*2,750*	*2,616*	*134*	*5,331*
Fees and commissions	5,745	4,344	1,401	10,845
Other operating income	1,450	1,206	244	1,940
Other ordinary income	4,495	3,765	730	8,132
Ordinary expenses:	24,400	22,954	1,446	44,370
Interest expenses	4,408	3,913	495	7,840
Interest on deposits	*4,324*	*3,875*	*449*	*7,762*
Fees and commissions	2,815	2,074	741	4,502
Other operating expenses	91	101	(10)	505
General and administrative expenses	14,949	12,683	2,266	26,372
Other ordinary expenses	2,136	4,181	(2,045)	5,149
Ordinary profits	11,555	8,178	3,377	22,174
Extraordinary gains	1,990	6,177	(4,187)	7,505
Extraordinary losses	44	459	(415)	716
Income before income taxes	13,501	13,896	(395)	28,964
Income taxes				
Current	5,202	6,042	(840)	12,536
Deferred	299	(221)	520	(267)
Net income	7,999	8,076	(77)	16,695
Unappropriated retained earnings at beginning of the period	-	31,621	-	31,621
Unappropriated retained earnings at end of the period	-	39,697	-	48,316

Notes: The amounts are rounded down to the nearest million of yen.

Subsequent Events

The Tokyo Star Bank, Limited issued unsecured straight bonds in the domestic capital market based on the decision of the representative executive officer on October 27, 2006. The detail of bonds is as follows:

1. Total Issue Amount	20 billion yen
2. Issue Price	100 yen per 100 yen in face value
3. Coupon	1.78% per annum
4. Payment Date	November 16, 2006
5. Maturity Date	November 16, 2011
6. Purpose of Funds	Operating Capital

SELECTED FINANCIAL INFORMATION

For the First Half of Fiscal 2006

(Supplementary)

TOKYO
STAR
BANK



東京スター銀行

CONTENTS

I. Overview of Consolidated Business Results for the First Half Year Ended September 30, 2006

Earnings, Returns and Capital

- Interim Net Income on a consolidated basis was JPY 8.2 billion, JPY 0.8 billion or 10.3% above the forecast of JPY 7.4 billion.
- Excluding the reversal of JPY 3.7 billion in credit reserves in the prior half-year period, pre-tax income grew by JPY 3.4 billion or 33% compared with the first half of last year.
- Compared with the first half of the prior year, Operating Revenues grew 14% to JPY 36.6 billion and Operating Profit grew 38% (+ JPY 3.6 billion) to JPY 12.8 billion.
- Return on assets (ROA) and return on equity (ROE) remained strong at 1.06% and 17.6%, respectively.
- Capital adequacy ratio stands at 9.23% with Tier 1 capital representing 90% of total capital.

Growth and Efficiency

- As of September 2006, loan balance was JPY 1,088 billion, up JPY 164 billion (+17.8%) from September 2005.
- Retail Banking loans grew JPY 112 billion (+40%) and Corporate Finance loans were up JPY 59 billion (+10%) vs. a year ago.
- Gross operating profit, excluding revenue derived from loans purchased at a discount, grew 21% to JPY 22.7 billion (+JPY 4.0 billion) compared with the first half of FY 2005.
- Of this gross operating profit increase, net interest income grew by JPY 2.5 billion (+18%), net fees and commissions were up by JPY 1.1 billion (+33%), and net other operating income increased by JPY 0.3 billion (+33%).
- Total deposits grew JPY 99 billion (+7.5%) from the year earlier period to JPY 1,414 billion.
- Individual JPY deposits, representing 81% of the total deposit base, grew by JPY 92 billion since September 2005 (+8.7%) to JPY 1,151 billion.
- Efficiency ratio, excluding revenue derived from loans purchased at a discount, declined from 71.2% in the first half of the prior year, to 66.2%.

Asset Quality

- Excluding the JPY 3.7 billion reversal of credit reserves during the first half of the prior year, credit costs were JPY 1.7 billion lower than the first half of the prior year and, in proportion to average loans, declined from 0.81% to 0.36%.
- Non-performing loan ratio (under the Financial Revitalization Law) declined to 3.68%, down from 4.09% at the end of September 2005.

<Reference>

(in millions of yen, except figures in percentage and yen)

	1st Half Fiscal 2006	Projection as of May 26			1st Half Fiscal 2005		
	(A)	(B)	Change (A)-(B)	Change (%)	(C)	Change (A)-(C)	Change (%)
Ordinary Income	36,629	35,000	1,629	4.7	32,066	4,563	14.2
Ordinary Profits	12,818	12,500	318	2.5	9,258	3,560	38.5
Net Income	8,162	7,400	762	10.3	8,260	(98)	(1.2)
Net Income per Share (yen)	11,661.33	10,571.42	1,089.91	10.3	11,800.37	(139.04)	(1.2)

II. Selected Financial Information of First Half Results

1. Operating Results

【Consolidated basis】 *(in millions of yen)*

	First Half of Fiscal 2006	First Half of Fiscal 2005	Change
Gross Operating Profits	**26,068**	**22,679**	**3,389**
Net Interest Income	20,326	18,350	1,976
Net Fees and Commissions	4,379	3,306	1,073
Net Other Operating Income	1,362	1,022	340
General & Administrative Expenses	15,026	13,341	1,685
Provision for General Reserve for Possible Loan Losses	(585)	—	(585)
Other Income & Expenses	1,190	(79)	1,269
of which Net Gain & Loss on Equity Securities	310	367	(57)
of which Problem Claims related Costs	3,267	3,676	(409)
Ordinary Profits	**12,818**	**9,258**	**3,560**
Extraordinary Gains & Losses	979	4,825	(3,846)
of which Net Gain & Loss on Sales of Fixed Assets	52	308	(256)
of which Gain on Collection of Written-off Claims	939	2	937
of which Reversal of Possible Loan Losses	—	4,587	(4,587)
Income before Income Taxes	**13,797**	**14,083**	**(286)**
Income Taxes - Current	5,343	6,043	(700)
- Deferred	291	(220)	511
Minority Interests in net income of subsidiaries	—	—	—
Net Income	**8,162**	**8,260**	**(98)**

Note: Gross Operating Profits = (Interest Income - Interest Expenses) + (Fees and Commission Income - Fees and Commission Expenses) + (Other Operating Income - Other Operating Expenses)

Number of Consolidated Subsidiaries	3	5	(2)

【Non-consolidated basis】 *(in millions of yen)*

	First Half of Fiscal 2006	First Half of Fiscal 2005	Change
Gross Operating Profits	**24,154**	**21,289**	**2,865**
Net Interest Income	19,865	17,915	1,950
Net Fees and Commissions	2,930	2,269	661
Net Other Operating Income	1,359	1,104	255
General & Administrative Expenses	14,949	12,683	2,266
Personnel Expenses	5,743	5,444	299
Nonpersonnel Expenses	8,427	6,492	1,935
Taxes	778	746	32
Net Operating Income (before General Reserve)	**9,205**	**8,605**	**600**
Provision for General Reserve for Possible Loan Losses	—	—	—
Amortization of Goodwill	—	—	—
Net Operating Income	**9,205**	**8,605**	**600**
of which Net Gain & Loss on Bonds	45	1,051	(1,006)
Other Income & Expenses	2,349	(427)	2,776
Net Gain & Loss on Equity Securities	305	—	305
Problem Claims related Costs	1,982	3,643	(1,661)
Write-offs of Loans	1,982	3,643	(1,661)
Provision for Specific Reserve for Possible Loan Losses	—	—	—
Loss on Sales of Loans	—	—	—
Other	4,026	3,216	810
Ordinary Profits	**11,555**	**8,178**	**3,377**
Extraordinary Gains & Losses	1,945	5,718	(3,773)
of which Net Gain & Loss on Sales of Fixed Assets	53	333	(280)
Gain on Sales of Fixed Assets	85	719	(634)
Loss on Disposal of Fixed Assets	32	385	(353)
of which Gain on Collection of Written-off Claims	939	1	938
of which Reversal of Possible Loan Losses	965	4,807	(3,842)
Income before Income Taxes	**13,501**	**13,896**	**(395)**
Income Taxes - Current	5,202	6,042	(840)
- Deferred	299	(221)	520
Net Income	**7,999**	**8,076**	**(77)**

Composition of Revenue (Consolidated basis)

Our ordinary income includes revenue that is derived pursuant to the terms of our loans and bills discounted, as well as revenue that is derived from the amortization of the difference between the stated principal amount and book value, which initially is the purchase price, of our purchased loan from Tokyo Sowa Bank ("*Loan Purchase Revenue*"), we measure our performance based on "*Organic Revenue,*" which is shown below.

Organic Revenue *(in millions of yen)*

	First Half of Fiscal 2006	First Half of Fiscal 2005	Change
Ordinary Income	36,629	32,066	4,563
Interest Income from Interest Rate Swap for Deposits (Note)	(733)	(583)	(150)
Fee and Commission Expenses	(1,437)	(1,129)	(308)
Other Operating Expenses	(91)	(191)	100
Loan Purchase Revenue (after Offset of Provision for General Reserve for Possible Loan Losses)	(6,668)	(6,595)	(73)
Organic Revenue	27,698	23,567	4,131

(Note) "Interest Income from Interest Rate Swap" is deducted from Ordinary Income to determine the amount of "Organic Revenue" since such interest income is derived from funding activities. Thus, it is excluded from our measurements of revenue performance and included as a reduction in our funding costs.

Loan Purchase Revenue *(in millions of yen)*

	First Half of Fiscal 2006	First Half of Fiscal 2005	Change
Loan Purchase Revenue	6,921	7,459	(538)
Amortization included in Interest Income	3,323	3,897	(574)
Amortization of Unearned Loan Purchase Revenue	3,577	4,761	(1,184)
Offset of Provision for General Reserve for Possible Loan Losses	(253)	(863)	610
Amortization included in Fees and Commissions	44	55	(11)
Revenue included in Other Ordinary Income	3,300	2,642	658
Add-back of Offset of Provision for General Reserve for Possible Loan Losses	253	863	(610)

Comparison of Organic Revenue and Loan Purchase Revenue *(in millions of yen except percentages)*

	First Half of Fiscal 2006		First Half of Fiscal 2005		Change	
	Amount	% of total	Amount	% of total	Amount	%
Organic Revenue	27,698	80.0	23,567	76.0	4,131	17.5
Loan Purchase Revenue	6,921	20.0	7,459	24.0	(538)	(7.2)
Total Revenue	34,619	100.0	31,026	100.0	3,593	11.6

Credit Costs *(in millions of yen)*

	First Half of Fiscal 2006	First Half of Fiscal 2005	Change
Provision for (Reversal of) Possible Loan Losses	351	(4,587)	4,938
Write-offs of Loans	2,297	3,676	(1,379)
Credit Costs excluding Offset of Provision for General Reserve for Possible Loan Losses with respect to Purchased Loans against Loan Purchase Revenue	2,648	(911)	3,559
Offset of Provision for General Reserve for Possible Loan Losses with respect to Purchased Loans against Loan Purchase Revenue	253	863	(610)
Credit Costs before offsetting Gain on Collection of Written-off Claims	2,901	(47)	2,948
Gain on Collection of Written-off Claims	(939)	(2)	(937)
Credit Costs (Adjusted)	1,962	(50)	2,012

2. Return on Equity

(%)

	First Half of Fiscal 2006 (A)	First Half of Fiscal 2005 (B)	Change (A)-(B)
Consolidated Basis	17.60	20.69	(3.09)
Non-Consolidated Basis	17.48	20.43	(2.95)

3. Net Interest Margin after General & Administrative Expenses

(Excluding International Operations, Non-consolidated)

(%)

	First Half of Fiscal 2006 (A)	First Half of Fiscal 2005 (B)	Change (A)-(B)
(1) Return on Interest-Earning Assets (A)	3.11	3.07	0.04
(a) Yields on Loans	3.66	3.94	(0.28)
(b) Yields on Securities	1.13	0.78	0.35
(2) Financing Costs including General & Administrative Expenses (B)	2.67	2.51	0.16
(a) Yields on Deposits	0.53	0.53	0.00
(b) Yields on Other External Liabilities	0.08	—	0.08
(3) Net Interest Margin after General &Administrative Expenses (A) - (B)	0.44	0.56	(0.12)

4. Gain & Loss on Securities (Non-consolidated)

(in millions of yen)

	First Half of Fiscal 2006 (A)	First Half of Fiscal 2005 (B)	Change (A)-(B)
Net Gain & Loss on Bonds	45	1,051	(1,006)
Gain on Sales	76	1,106	(1,030)
Gain on Redemption	—	—	—
Loss on Sales	31	55	(24)
Loss on Redemption	—	—	—
Write-off	—	—	—
Net Gain & Loss on Equity Securities	305	—	305
Gain on Sales	306	—	306
Loss on Sales	—	—	—
Write-off	0	—	0

5. Capital Adequacy Ratio

【Consolidated】 *(in millions of yen)*

	As of September 30, 2006 (A)	As of March 31, 2006 (B)	Change (A)-(B)	As of September 30, 2005 (C)	Change (A)-(C)
(1) **Capital Adequacy Ratio**	**9.23**	**8.95**	**0.28**	**9.04**	**0.19**
(2) Tier I Capital	95,936	87,505	8,431	82,548	13,388
(3) Tier II Capital	10,183	9,790	393	9,350	833
(4) Reductions	—	—	—	—	—
(5) Capital (2)+(3)-(4)	106,120	97,296	8,824	91,899	14,221
(6) Risk-adjusted Assets	1,149,416	1,086,542	62,874	1,016,075	133,341

【Non-consolidated】 *(in millions of yen)*

	As of September 30, 2006 (A)	As of March 31, 2006 (B)	Change (A)-(B)	As of September 30, 2005 (C)	Change (A)-(C)
(1) **Capital Adequacy Ratio**	**9.13**	**8.84**	**0.29**	**8.93**	**0.20**
(2) Tier I Capital	94,650	86,388	8,262	81,697	12,953
(3) Tier II Capital	10,169	9,799	370	9,366	803
(4) Reductions	—	—	—	—	—
(5) Capital (2)+(3)-(4)	104,820	96,187	8,633	91,064	13,756
(6) Risk-adjusted Assets	1,147,140	1,087,879	59,261	1,018,711	128,429

III. Loan Portfolio & Deposits

1. Status of Risk-Managed Loans & Bills Discounted

【Consolidated】 *(in billions of yen)*

	As of September 30, 2006 (A)	As of March 31, 2006 (B)	Change (A)-(B)	As of September 30, 2005 (C)	Change (A)-(C)
Loans to Bankrupt Borrowers	1.0	0.6	0.4	1.9	(0.9)
Past Due Loans	26.8	22.2	4.6	25.6	1.2
Loans Past Due 3 Months or More	0.0	0.0	0.0	0.0	0.0
Restructured Loans	11.8	12.0	(0.2)	9.6	2.2
Total (A)	39.7	34.9	4.8	37.3	2.4
Ending Balance of Loans and Bills Discounted (B)	1,088.0	1,031.8	56.2	923.9	164.1
Ratio of Risk-Managed Loans to Total Loans and Bills Discounted (%) (A/B X 100)	3.65	3.38	0.27	4.04	(0.39)
Amounts Secured (C)	25.3	24.5	0.8	29.6	(4.3)
Coverage Ratio (%) (C/A X 100)	63.85	70.28	(6.43)	79.25	(15.40)

【Non-consolidated】 *(in billions of yen)*

	As of September 30, 2006 (A)	As of March 31, 2006 (B)	Change (A)-(B)	As of September 30, 2005 (C)	Change (A)-(C)
Loans to Bankrupt Borrowers	0.9	0.4	0.5	1.8	(0.9)
Past Due Loans	25.6	21.0	4.6	24.4	1.2
Loans Past Due 3 Months or More	0.0	0.0	0.0	0.0	0.0
Restructured Loans	11.6	11.8	(0.2)	9.4	2.2
Total (A)	38.2	33.3	4.9	35.7	2.5
Ending Balance of Loans and Bills Discounted (B)	1,083.9	1,025.5	58.4	918.5	165.4
Ratio of Risk-Managed Loans to Total Loans and Bills Discounted (%) (A/B X 100)	3.53	3.25	0.28	3.89	(0.36)
Amounts Secured (C)	25.4	24.7	0.7	29.2	(3.8)
Coverage Ratio (%) (C/A X 100)	66.51	74.07	(7.56)	81.69	(15.18)

2. Disclosed Claims under Financial Revitalization Law

【Consolidated】 *(in billions of yen)*

	As of September 30, 2006 (A)	As of March 31, 2006 (B)	Change (A)-(B)	As of September 30, 2005 (C)	Change (A)-(C)
Bankruptcy and Quasi-Bankruptcy	4.6	5.0	(0.4)	6.8	(2.2)
Doubtful	23.7	18.6	5.1	21.5	2.2
Sub-standard	11.8	12.0	(0.2)	9.6	2.2
Sub-Total (A)	40.2	35.7	4.5	38.0	2.2
Normal	1,053.0	1,001.1	51.9	892.0	161.0
Total (B)	1,093.3	1,036.9	56.4	930.0	163.3
Ratio of Problem Loans to Total Claims (A/B X 100) (%)	3.68	3.44	0.24	4.09	(0.41)
Amounts Secured (C)	25.7	25.3	0.4	30.5	(4.8)
Coverage Ratio (C/A X 100) (%)	63.94	70.89	(6.95)	80.21	(16.27)

【Non-consolidated】 *(in billions of yen)*

	As of September 30, 2006 (A)	As of March 31, 2006 (B)	Change (A)-(B)	As of September 30, 2005 (C)	Change (A)-(C)
Bankruptcy and Quasi-Bankruptcy	3.7	4.1	(0.4)	5.7	(2.0)
Doubtful	23.4	18.4	5.0	21.4	2.0
Sub-standard	11.6	11.8	(0.2)	9.4	2.2
Sub-Total (A)	38.9	34.3	4.6	36.6	2.3
Normal	1,050.0	996.3	53.7	888.2	161.8
Total (B)	1,089.0	1,030.7	58.3	924.8	164.2
Ratio of Problem Loans to Total Claims (A/B X 100) (%)	3.57	3.33	0.24	3.96	(0.39)
Amounts Secured (C)	25.9	25.7	0.2	30.0	(4.1)
Coverage Ratio (C/A X 100) (%)	66.75	74.77	(8.02)	82.09	(15.34)

3. Reserve for Possible Loan Losses (Non-consolidated)

(in billions of yen)

	As of September 30, 2006 (A)	As of March 31, 2006 (B)	Variance (A)-(B)	As of September 30, 2005 (C)	Variance (A)-(C)
General Reserve for Possible Loan Losses	12.0	13.0	(1.0)	10.7	1.3
Specific Reserve for Possible Loan Losses	8.5	8.1	0.4	10.5	(2.0)
Total Reserve for Possible Loan Losses	20.6	21.2	(0.6)	21.3	(0.7)
Total Loans and Bills Discounted	1,083.9	1,025.5	58.4	918.5	165.4
Ratio of Total Reserve for Possible Loan Losses to Total Loans and Bills Discounted (%)	1.90	2.07	(0.17)	2.32	(0.42)

4. Classifications of Loans & Bills Discounted (Non-consolidated)

1) Classification by Type of Borrower Industry

(in millions of yen)

	As of September 30, 2006 (A)	As of March 31, 2006 (B)	Change (A)-(B)	As of September 30, 2005 (C)	Change (A)-(C)
Domestic (excl. offshore banking account)	1,083,948	1,025,534	58,414	918,583	165,365
Manufacturing	16,157	13,148	3,009	14,310	1,847
Agriculture	291	249	42	498	(207)
Forestry	137	145	(8)	119	18
Fishery	100	102	(2)	104	(4)
Mining	301	248	53	267	34
Construction	7,497	6,684	813	6,660	837
Utilities	949	211	738	14	935
Communications and information	13,320	9,841	3,479	12,163	1,157
Transportation	8,703	9,870	(1,167)	8,923	(220)
Wholesale and retail	30,074	38,502	(8,428)	24,397	5,677
Banks and other financial institutions	78,467	75,449	3,018	83,117	(4,650)
Real estate	325,543	306,514	19,029	259,231	66,312
Services	152,971	156,369	(3,398)	162,895	(9,924)
Municipal government	1,009	1,185	(176)	1,307	(298)
Other	448,421	407,011	41,410	344,578	103,843
Overseas and Offshore Banking Account	–	–	–	–	–
Governments and official institutions	–	–	–	–	–
Financial institutions	–	–	–	–	–
Other	–	–	–	–	–
Total	1,083,948	1,025,534	58,414	918,583	165,365

2) Consumer Loans

(in millions of yen)

	As of September 30, 2006 (A)	As of March 31, 2006 (B)	Change (A)-(B)	As of September 30, 2005 (C)	Change (A)-(C)
Consumer Loans	373,146	337,996	35,150	282,023	91,123
of which Housing Loans	317,606	292,966	24,640	248,992	68,614
of which Other Loans	55,540	45,030	10,510	33,031	22,509

3) Loans to Small- and Medium-sized Enterprises and Individuals

(in millions of yen)

	As of September 30, 2006 (A)	As of March 31, 2006 (B)	Change (A)-(B)	As of September 30, 2005 (C)	Change (A)-(C)
Loans to Small and Medium-sized Enterprises and Individuals (A)	1,013,418	954,366	59,052	853,326	160,092
Total Loans and Bills Discounted (B)	1,083,948	1,025,534	58,414	918,583	165,365
Ratio of Loans to Small and Medium-sized Enterprises and Individuals to Total Loans and Bills Discounted ((A)/(B) X 100) (%)	93.49	93.06	0.43	92.89	0.60

5. Balances of Loans and Deposits

(in millions of yen)

		As of September 30, 2006 (A)	As of March 31, 2006 (B)	Change (A)-(B)	As of September 30, 2005 (C)	Change (A)-(C)
Deposits	Consolidated (Ending Bal.)	1,414,196	1,364,714	49,482	1,305,406	108,790
	Non-consolidated (Ending Bal.)	1,416,867	1,366,471	50,396	1,307,195	109,672
	Non-consolidated (Average Bal.)	1,384,623	1,316,031	68,592	1,318,742	65,881
Loans and Bills Discounted	Consolidated (Ending Bal.)	1,088,095	1,031,891	56,204	923,946	164,149
	Non-consolidated (Ending Bal.)	1,083,948	1,025,534	58,414	918,583	165,365
	Non-consolidated (Average Bal.)	1,072,221	940,709	131,512	900,152	172,069